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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 05 (MM/DD/YY) AND ENDING 12 / 31 / 05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AHA Solutions, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Franklin, 30th Floor
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anna M. Kucera **(312) 422-3277**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - if individual, state last, first, middle name)

191 North Wacker Dr.	**Chicago**	**IL**	**60606-7438**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 203

PROCESSED JUN 13 2006 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **R.J. Evans** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **AHA Solutions, Inc.**, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ANNA M KUCERA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 08-19-06

Signature

CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

AHA Solutions, Inc.

(A wholly owned subsidiary of American Hospital Association Services Inc.)

Financial Report

December 31, 2005

Contents

Independent Auditor's Report on the Financial Statements	1
Financial Statements	
Statements of Financial Condition	2
Statements of Income	3
Statements of Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplementary Schedules	
I. Computation of Net Capital Under Rule 15c3-1	9
II. Computation for Determination of Reserve Requirements Under Rule 15c3-3	10
III. Information Relating to Possession or Control Requirements Under Rule 15c3-3	10
Independent Auditor's Report on Internal Control	11 - 12

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Board of Directors
AHA Solutions, Inc.
Chicago, Illinois

We have audited the accompanying statements of financial condition of AHA Solutions, Inc. (formerly AHA Financial Solutions, Inc.) as of December 31, 2005 and 2004, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AHA Solutions, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
January 27, 2006

AHA Solutions, Inc.

Statements of Financial Condition
December 31, 2005 and 2004

Assets		2005		2004
Cash and cash equivalents	$	1,106,490	$	2,432,557
Investments - at fair value (cost, 2005 $1,800,867; 2004 $1,721,831)		1,749,943		1,650,100
Commissions and sponsorship fees receivable		2,804,979		1,799,288
Receivable from related parties		17,228		1,396
		5,678,640		5,883,341
Deferred income tax benefit, net		72,509		115,949
Other assets		14,871		33,082
		87,380		149,031
Total assets	$	5,766,020	$	6,032,372
Liabilities and Stockholder's Equity				
Liabilities				
Accounts payable, accrued expenses and other liabilities	$	240,276	$	771,941
Income taxes payable to parent		1,135,852		1,464,230
Due to related parties		601,861		308,249
		1,977,989		2,544,420
Stockholder's Equity				
Common stock $1 par value				
Authorized, issued and outstanding 1,000 shares		1,000		1,000
Additional paid-in capital		1,286,391		1,286,391
Retained earnings		2,500,640		2,200,561
Total stockholder's equity		3,788,031		3,487,952
Total liabilities and stockholder's equity	$	5,766,020	$	6,032,372

The accompanying notes are an integral part of these financial statements.

AHA Solutions, Inc.

Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Income:		
Commissions	$ 2,064,488	$ 10,628,673
Sponsorship fees	4,915,065	3,290,236
Dividend and interest income	70,208	64,108
Net realized gain on investments	62,542	400
Net unrealized gain on investments	20,807	138,572
Other	1,180	27,555
	7,134,290	14,149,544
Expenses:		
Compensation	2,715,205	2,738,192
Consultants, legal, and other fees	520,855	403,532
Travel	309,356	274,646
Rental and facilities	314,870	302,796
Printing, postage and marketing	385,951	478,930
Tradeshows and functions	155,609	129,962
Other	232,140	895,938
	4,633,986	5,223,996
Income before income taxes	2,500,304	8,925,548
Federal and state income taxes:		
Current	1,406,785	3,432,174
Deferred	43,440	75,995
	1,450,225	3,508,169
Net income	$ 1,050,079	$ 5,417,379

The accompanying notes are an integral part of these financial statements.

AHA Solutions, Inc.

Statements of Stockholder's Equity
Years Ended December 31, 2005 and 2004

	Common Stock		Additional	Retained	Total Stockholder's
	Shares	Amount	Paid-in Capital	Earnings	Equity
Balance December 31, 2003	1,000	$ 1,000	$ 1,286,391	$ 2,783,182	$ 4,070,573
Dividends	-	-	-	(6,000,000)	(6,000,000)
Net income	-	-	-	5,417,379	5,417,379
Balance, December 31, 2004	1,000	1,000	1,286,391	2,200,561	3,487,952
Dividends	-	-	-	(750,000)	(750,000)
Net income	-	-	-	1,050,079	1,050,079
Balance, December 31, 2005	**1,000**	**$ 1,000**	**$ 1,286,391**	**$ 2,500,640**	**$ 3,788,031**

The accompanying notes are an integral part of these financial statements.

AHA Solutions, Inc.

Statements of Cash Flows
Years Ended December 31, 2005 and 2004

		2005		2004
Cash Flows from Operating Activities				
Net income	$	1,050,079	$	5,417,379
Adjustments to reconcile net income to net cash (used in) provided by operating activities:				
Purchases of investments		(79,036)		(91,989)
Net realized and unrealized (gain) on investment		(20,807)		(138,572)
Benefit for deferred income taxes		43,440		75,995
Net change:				
Commissions and sponsorship fees receivable		(1,005,691)		(174,419)
Income taxes payable		(328,378)		989,674
Due to related parties		293,612		192,822
Receivable from related parties		(15,832)		77,304
Accounts payable, accrued expenses and other liabilities		(531,665)		(44,059)
Other assets		18,211		13,960
Net cash (used in) provided by operating activities		(576,068)		6,318,095
Cash Flows from Investing Activities				
Proceeds from disposition of furniture and equipment,				
Net cash provided by investing activities		-		1,452
Cash Flows from Financing Activities				
Dividends paid,				
Net cash (used in) financing activities		(750,000)		(6,000,000)
Net (decrease) increase in cash and cash equivalents		(1,326,068)		319,547
Cash:				
Beginning		2,432,557		2,113,010
Ending	$	1,106,490	$	2,432,557
Supplemental Disclosure of Cash Flow Information				
Cash paid for income taxes, net of refunds received	$	2,194,000	$	2,623,000

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Organization: AHA Solutions, Inc. (the Company), is a wholly owned subsidiary of American Hospital Association Services, Incorporated (AHASI), which is a wholly owned subsidiary of American Hospital Association (Association). The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and its primary business activities include acting as a broker-agent for certain Association-sponsored risk and resource management programs. As a broker-agent, the Company designs and markets these programs to member hospitals and other health care providers. The Company also provides value-added support and educational services for all Association-sponsored programs.

The Company operates under the provisions of Paragraph (k)(1) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The Company's broker-dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company, the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States, and the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies, and promptly transmits all funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Cash and cash equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents, including money market funds.

Investments: The Company invests in mutual funds sponsored by the Association. Investments are stated at fair value based on quoted market prices. Differences between cost and fair value are included as a component of income.

Commissions: Commissions on Company-sponsored programs, billed directly by business partners, are recognized as income when premiums are received by the business partners. Fees for services are recognized when the services are rendered.

Sponsorship fees: The Company receives sponsorship fees from its business partners in exchange for granting its endorsement to its business partners' products. These fees are recognized as revenue in the fiscal year in which the endorsement is granted and the fees are due. In the case of multiyear contracts, revenue is recognized on an annual basis as each annual payment is due. When sponsorship fees are received in the form of service credits, fee revenue is recognized as the related expenses are incurred.

For the year ended December 31, 2005, approximately 22.0% and 13.0% of the Company's total revenue was derived from two business partners. For the year ended December 31, 2004, approximately 20% of the Company's total revenue was derived from one business partner.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Taxes: The Company uses the asset and liability method to record income taxes. Accordingly, deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured based on the currently enacted tax rate expected to apply to taxable income in the year in which the deferred tax asset or liability is expected to be settled or realized.

The Company is included in the consolidated federal income tax return of AHASI. The Company is a party to a tax-sharing agreement with the other members of the consolidated tax group. Income taxes are allocated to the Company as if it were preparing separate stand-alone tax returns.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related Party Transactions

At December 31, 2005 and 2004, the Company had approximately $1,750,000 and $1,650,000, respectively, invested in Association-sponsored mutual funds. The funds, which are managed by an independent party of the Association, are registered investment companies with the Securities and Exchange Commission under the Investment Company Act of 1940.

Included in expenses for the years ended December 31, 2005 and 2004, are $159,000 and $167,000, respectively, for charges principally representing an allocation of salaries for various administrative services provided by personnel of the Association and other related organizations.

Company personnel are employees of the Association and participate in all of the Association's fringe benefit plans, including a defined-benefit pension plan and a 401(k) savings plan.

The Company reimbursed the Association a fixed percentage of its employees' compensation for the costs of fringe benefits. These percentages were determined to be 29% and 30% for 2005 and 2004, respectively.

The Company leases office space under a month-to-month leasing arrangement. For the period beginning January 1, 2003 through November 30, 2004, the office space was leased from the Association. Beginning on December 1, 2004, the Company leases office space from AHASI. Included in rental expense is $240,000 in 2005 and $192,000 in 2004 pertaining to this arrangement.

The Association and the Company had entered into an agreement with an effective date of September 1, 2001, with a business partner in which the Association will provide endorsement to the business partner's products in exchange for $3,500,000 of credits to be received by the Association as the Association incurs expenses over a five-year term. During the year ended December 31, 2004, the Company and the Association terminated this agreement. In accordance with the Termination Agreement, the Company received a payment of $8,300,000, included in commissions on the statement of income for the year ended December 31, 2004. Additionally, in accordance with the Termination Agreement, the Association and affiliated entities received service credits in the amount of $3,400,000 that will expire on July 31, 2006, if not fully used. For the years ended December 31, 2005 and 2004, the Company recognized revenue of approximately $1,573,000 and $1,156,000, respectively, related to these service credits.

Note 2. Related Party Transactions (Continued)

The Association and the Company entered into two agreements with the effective date of October 1, 2003, with business partners in which the Company will provide marketing services for the business partners' products in exchange for $237,046 and $300,000, respectively, of software licenses and maintenance to be utilized by the Association over five years. The Company is recognizing the revenue ratably over the lives of the agreements. The Association is recognizing expense associated with the licenses over their useful lives and is expensing maintenance cost as incurred. In 2005 and 2004, the Company recognized revenue relating to these agreements of $49,800 and $97,358, respectively. As of December 31, 2005 and 2004, deferred revenue of $136,800 and $49,755, respectively, is included in accounts payable and other liabilities.

During the year ended December 31, 2004, the Company made an unrestricted charitable contribution to an affiliated entity in the amount of $650,000, which is included in other expenses on the statement of income.

Note 3. Net Capital Requirements

As a registered broker dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $615,598 which was $483,732 in excess of its required net capital of $131,866. The Company's ratio of aggregate indebtedness to net capital was 3.21 to 1. The net capital rules may effectively restrict the payment of cash dividends.

Note 4. Income Taxes

The Company's net deferred income tax benefit is comprised of deferred tax assets of $72,509 and $128,725, at December 31, 2005 and 2004, respectively, primarily related to unrealized losses on investments and deferred revenue. The deferred tax assets are net of deferred tax liabilities of $0 and $12,776, at December 31, 2005 and 2004, respectively, primarily related to prepaid expenses. The Company's effective income tax rate varies from the prevailing corporate income tax rate of 34% primarily due to state income tax expense.

The Company has not established a valuation allowance for the deferred tax asset, as management believes the deferred tax assets will be realized based upon a history of continued profitability.

Provisions for income taxes consist of the following:

	2005	2004
Current provision:		
Federal	$ 1,204,771	$ 2,812,397
State	202,014	619,777
	1,406,785	3,432,174
Deferred benefit	43,440	75,995
Federal and state tax	$ 1,450,225	$ 3,508,169

AHA Solutions, Inc.

Computation of Net Capital Under Rule 15c3-1
December 31, 2005

		Schedule I
Net capital:		
Common stock	$	1,000
Additional paid-in capital		1,286,391
Retained earnings		2,500,640
		3,788,031
Less:		
Commissions and sponsorship fees receivable		2,804,979
Receivable from related parties		17,228
Deferred income tax benefit		72,509
Other assets		14,871
Haircut on securities		262,846
Net capital	$	615,598
Aggregate indebtedness		
Total liabilities,		
Total aggregate indebtedness	$	1,977,989
Capital requirements:		
Minimum net capital requirement, 6-2/3% of aggregate indebtedness	$	131,866
Net capital in excess of requirement		483,732
Net capital as above	$	615,598
Ratio of aggregate indebtedness to net capital		3.21 to 1
Statement pursuant to Paragraph (d)(4) of rule 17a-5:		
Reconciliation with Company and computation included in Part II of Form X-17 A-5 as of December 31, 2005:		
Net capital as reported in the Company's Part II unaudited FOCUS report	$	818,931
Audit adjustments related to income taxes		(203,333)
Net capital per above	$	615,598

AHA Solutions, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
December 31, 2005

Schedule II

The Company is exempt under paragraph (k)(1) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2005

Schedule III

The Company is exempt under paragraph (k)(1) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

Board of Directors
AHA Solutions, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of AHA Solutions, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

McGladrey & Pullen, LLP

Chicago, Illinois
January 27, 2006